# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bumble Inc., CIK 0001830043
CUSIP: 12047B105
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0001193125-23-064569
Filed by CIK 0001842687
Persons authorized to receive notices and communications: Herd Family Office, LLC, Attn: Thomas Neuhoff, PO Box 9340, Tyler, Texas (TX), 75711, (903) 805-2548; Sarah K. Sellers, Cooley LLP, 55 Hudson Yards, New York, New York (NY), 10001, (212) 479-6000; Darren DeStefano, Cooley LLP, 55 Hudson Yards, New York, New York (NY), 10001, (212) 479-6000

## Reporting persons
- Whitney Wolfe Herd (CIK 0001842687): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,639,923; shared voting power 239,534; sole dispositive power 21,639,923; shared dispositive power 239,534; aggregate amount beneficially owned 21,879,457 (16.3% of the class); the aggregate amount excludes certain shares
- Beehive Holdings II, LP (CIK 0001845474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Beehive Holdings III, LP (CIK 0001845549): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,230,911; shared voting power 0; sole dispositive power 21,230,911; shared dispositive power 0; aggregate amount beneficially owned 21,230,911 (15.9% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Bumble Inc.
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock") of Bumble Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed on February 26, 2021, as amended by Amendment No. 1 to the Schedule 13D filed on March 24, 2021 and Amendment No. 2 to the Schedule 13D filed on March 8, 2023 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This Schedule 13D is being filed by: (i) Whitney Wolfe Herd, a United States citizen, (ii) Beehive Holdings II, LP, a Delaware limited partnership, and (iii) Beehive Holdings III, LP, a Delaware limited partnership (collectively, the "Reporting Persons").
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal business office of each of the Reporting Persons is Herd Family Office, LLC, PO Box 9340, Tyler, TX 75711.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases or investments; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise, including pursuant to trading plans, or programs or instructions adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Reporting Persons' or such affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

In her capacity as Chief Executive Officer and a director of the Issuer, Ms. Wolfe Herd intends to continue taking an active role in the Issuer's management. Also, subject to applicable approvals from the compensation committee of the board of directors of the Board, Ms. Wolfe Herd may receive additional securities of the Issuer in connection with her compensation program. In addition, in her capacity as Chief Executive Officer, Ms. Wolfe Herd intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 104,010,519 shares of Class A Common Stock outstanding as of July 31, 2025, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on August 7, 2025, plus 6,290 shares of Class A Common Stock issued to Ms. Wolfe Herd pursuant to a vesting or restricted stock units on August 10, 2025, plus an aggregate of 8,395,159 shares of Class A Common Stock issued upon exchange of Common Units subsequent to July 31, 2025 (including the 1,000,000 shares issued to Beehive Holdings III, LP in connection with the Block Sale), as reported to the Reporting Persons by the Issuer, as adjusted to include any shares of Class A Common Stock issuable upon exercise of vested options and exchange of Common Units held by the Reporting Persons, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Beehive Holdings II, LP directly holds one share of Class B Common Stock and vested Incentive Units, which are not presently convertible into any Common Units within 60 days of August 12, 2025 (based on the $6.5558 volume-weighted average price of the Class A Common Stock on August 12, 2025) and (b) Beehive Holdings III, LP directly holds one share of Class B Common Stock and 21,230,911 Common Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis.

As of the date hereof, Ms. Wolfe Herd directly holds 124,173 shares of Class A Common Stock, 13,964 shares underlying restricted stock units that will vest within 60 days from the date hereof, 248,322 shares underlying options that are exercisable as of the date hereof and 22,553 shares underlying options that will vest within 60 days from the date hereof. Ms. Wolfe Herd may also be deemed to have shared investment and voting power over the 100,000 shares of Class A Common Stock held directly by her spouse, 23,255 shares of Class A Common Stock held directly by a trust, of which Ms. Wolfe Herd's spouse is the trustee, and 116,279 shares of Class A Common Stock held in a foundation over which Ms. Wolfe Herd's spouse may be deemed to have shared voting and dispositive power.

In general, each share of Class A Common Stock entitles its holder to one vote on all matters on which Issuer stockholders are entitled to vote generally. Shares of Class B Common Stock have no economic rights but each share generally entitles each holder, without regard to the number of shares of Class B Common Stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which Issuer stockholders are entitled to vote generally. Holders of shares of Class B Common Stock vote together with holders of Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Notwithstanding the foregoing, unless they elect otherwise, each of the Beehive Entities is entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined below), each share of Class A Common Stock held by them, if any, entitles such person to ten votes and each such Beehive Entity that holds Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such Beehive Entity, to a number of votes equal to 10 times the aggregate number of Common Units held by such Beehive Entity. "High Vote Termination Date" means the earlier to occur of (i) seven years from the closing of the Issuer's initial public offering and (ii) the date the parties to the Stockholders Agreement (as defined below) cease to own in the aggregate 7.5% of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units. The Class A Common Stock held by Ms. Wolfe Herd's spouse and the trust and foundation described above are entitled to one vote per share.

The general partner of Beehive Holdings II, LP is Beehive Holdings Management II, LLC. The general partner of Beehive Holdings III, LP is Beehive Holdings Management III, LLC. Ms. Wolfe Herd is the sole member of Beehive Holdings Management II, LLC and Beehive Holdings Management III, LLC.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and affiliates of The Blackstone Group Inc. ("Blackstone") are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Blackstone and its affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. As of the date hereof, collectively, the Reporting Persons and Blackstone and its affiliates may be deemed to beneficially own in the aggregate 59,266,957 shares of Class A Common Stock, representing 39.4% of the outstanding Class A Common Stock, which does not include any shares related to the Incentive Units held by Beehive Holdings II, LP, as no Common Units would be deliverable if Beehive Holdings II, LP were to convert such units as of the date hereof (based on the $6.5558 volume-weighted average price of the Class A Common Stock on August 12, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Except as set forth in this Amendment No. 3, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

On August 13, 2025, Beehive Holdings III, LP sold 1,000,000 shares of Class A Common Stock and Whitney Wolfe Herd's spouse collectively sold 365,116 shares of Class A Common Stock pursuant to an unregistered block sale transaction with an unaffiliated broker dealer pursuant to Rule 144 under the Securities Act of 1933, as amended, for net proceeds of approximately $6,260,000 and $2,285,626, respectively (the "Block Sale"). In connection with the Block Sale, Beehive Holdings III, LP exchanged 1,000,000 Common Units for an equivalent number of shares of Class A Common Stock. The Common Units are exchangeable for shares of Class A Common Stock on a one-for-one basis.

On August 10, 2025, Ms. Wolfe Herd satisfied tax liability through the Issuer's withholding of 4,082 shares of Class A Common Stock incident to the vesting of restricted stock units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

## Signatures
- Whitney Wolfe Herd: /s/ Whitney Wolfe Herd, Whitney Wolfe Herd (08/15/2025)
- Beehive Holdings II, LP: /s/ Whitney Wolfe Herd, By: Beehive Holdings Management II, LLC, its general partner, By: Whitney Wolfe Herd, Managing Member (08/15/2025)
- Beehive Holdings III, LP: /s/ Whitney Wolfe Herd, By: Beehive Holdings Management III, LLC, its general partner, By: Whitney Wolfe Herd, Managing Member (08/15/2025)